UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Orleans Homebuilders, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

3333 Street Road
Address of Principal Executive Office (Street and Number)

Bensalem, PA 19020
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach Extra Sheets if Needed)

As previously disclosed, Orleans Homebuilders, Inc. (the “Company”) and its senior management have been working actively with the Company’s bank lenders to obtain a maturity extension of its Second Amended and Restated Revolving Credit Loan Agreement dated September 30, 2008 (the “Credit Facility”), as amended from time-to-time.  Any extension, modification or other accommodation under the Credit Facility requires the consent of 100% of the approximately 17 bank lenders.  However, the Company’s and its lenders under the Credit Facility were not able to obtain the necessary bank approvals to extend the maturity of the Credit Facility pursuant to the non-binding term sheet agreed to by the Company with certain lenders on December 3, 2009.  The Company and its lenders were also unable to agree on any temporary modification of, or other accommodation under, the Credit Facility.

As a result, the final maturity of the Credit Facility occurred on February 12, 2010, and the Company is now in default, which entitles the lenders to all rights available to senior secured creditors.  The Company does not have sufficient funds to repay the amounts outstanding under the Credit Facility.  The Company continues to consider certain options for new or modified funding sources to continue normal operations, including in connection with an in-court or out-of-court restructuring of the Company’s liabilities; continuing negotiations regarding a sale or recapitalization of the Company; or a temporary modification of or other accommodation under the Credit Facility.  However, there can be no assurance that the Company will be able to consummate any transaction on terms acceptable to it or the senior secured lenders, or that any such transaction would provide any value for either the Company’s unsecured creditors or its equity holders.  The Company intends to act promptly to resolve its financing issues, although there can be no assurance that the Company will be able to do so at all or on a timely basis.

Given senior management’s focus on seeking a maturity extension for the Company’s Credit Facility and its pursuit of other sources of financing and strategic alternatives, as well as constraints on other available personnel and resources, the Company was not able to complete its financial statements within the proscribed time.  Further, the ultimate resolution of the Company’s negotiations with its lending group with respect to the Credit Facility and the impact thereof on the Company’s operations and the possible in-court or out-of-court restructuring of the Company’s liabilities, or possible sale or recapitalization of the Company, could materially impact the Company’s financial statements, further affecting the Company’s ability to prepare its financial statements within the proscribed time.  In addition, the Company is unable to prepare the quarterly report for the second quarter of fiscal year 2010, without having first completed and filed its Annual Report of Form 10-K for the fiscal year ended June 30, 2009, and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, which it has not yet done.

For additional discussion of the Company’s liquidity, please refer to the Liquidity and Capital Resources section of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 filed with the Securities and Exchange Commission on May 15, 2009, as well as the Current Reports on Form 8-K filed with the Securities and Exchange Commission on August 14, 2009, October 6, 2009, November 5, 2009, December 9, 2009, December 23, 2009 and February 1, 2010.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995

Certain information included herein and in other Company statements, reports and SEC filings is forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements concerning anticipated or expected impairments and earnings per share, anticipated amendments, modifications or extensions of the Company’s existing credit facility, potential restructuring of the Company’s liabilities, any value that may be provided to the Company’s unsecured creditors or its equity holders, anticipated or expected conditions in or recovery of the housing market, and economic conditions; the Company’s long-term opportunities; continuing overall economic conditions and conditions in the housing and mortgage markets and industry outlook; anticipated or expected operating results, revenues, sales, net new orders, pace of sales, spec unit levels, and traffic; future or expected liquidity, financial resources, debt or equity financings, amendments to or extensions of our existing revolving credit facility, strategic transactions and alternatives or other alternative recapitalization or exchange offer transactions; the anticipated impact of bank reappraisals; future impairment charges, future tax valuation allowance and its value; anticipated or possible federal and state stimulus plans or other possible future government support for the housing and financial services industries; anticipated legislation and its impact; expected tax refunds; anticipated use of proceeds from transactions; anticipated cash flow from operations; reductions in land expenditures; the Company’s ability to meet its internal financial objectives or projections, and debt covenants; potential future land sales; the Company’s future liquidity, capital structure and finances; and the Company’s response to market conditions.  Such forward-looking information involves important risks and uncertainties that could significantly affect actual results and cause them to differ materially from expectations expressed herein and in other Company statements, reports and SEC filings.  For example, there can be no assurance that the Company will be able to obtain any amendment to or extension of its existing revolving credit facility or other alternative financing or adjust successfully to current market conditions.  These risks and uncertainties include local, regional and national economic conditions, the effects of governmental regulation, the competitive environment in which the Company operates, fluctuations in interest rates, changes in home prices, the availability and cost of land for future growth, the availability of capital, our ability to modify or extend our existing credit facility or otherwise engage in a financing or strategic transaction; the availability and cost of labor and materials, our dependence on certain key employees and weather conditions.  Additional information concerning factors the Company believes could cause its actual results to differ materially from expected results is contained in Item 1A of the Company’s Annual Report on Form 10-K/A for the fiscal year ended June 30, 2008 filed with the SEC and subsequently filed Quarterly Reports of Form 10-Q, as well as the Current Reports on Form 8-K and press releases filed with the Securities and Exchange Commission on August 14, 2009, October 6, 2009, November 5, 2009, December 9, 2009, December 23, 2009 and February 1, 2010.

SEC 1344 (05-06)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Garry P. Herdler	215	245-7500
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No
	The Company has not filed its Form 10-K for the fiscal year ended June 30, 2009.
	The Company has not filed its Form 10-Q for the fiscal quarter ended December 31,
	2009

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its residential revenue will decrease approximately 11% from the second quarter of fiscal year 2009 to the second quarter of fiscal year 2010.   The Company anticipates that its net new orders will increase approximately 43% from the second quarter of fiscal year 2009 to the second quarter of fiscal year 2010.   During the second fiscal quarter of 2010, the Company had a cancellation rate of approximately 23%, versus a cancellation rate of approximately 31% for the second fiscal quarter of 2009.  Backlog at December 31, 2009 was approximately $149 million (on 353 units), versus backlog of approximately $157 million (on 335 units) at December 31, 2008, which is a decrease of approximately 5% in dollars and an increase of approximately 5% in units  As of December 31, 2009, the Company had cash and cash equivalents of approximately $10.5 million, restricted cash due from title companies of approximately $1.2 million, restricted cash – customer deposits of approximately $7.6 million, mortgage and other note obligations of approximately $312.0 million, subordinated note obligations of approximately $107.0 million, net borrowing base availability of approximately $5.7 million and net debt of approximately $407.4 million.  The Company defines “net debt” as total mortgage and other note obligations plus subordinated notes less the aggregate of cash and cash equivalents, marketable securities, restricted cash – due from title companies, but excluding restricted cash – customer deposits.  The net debt includes the impact of a Below Par Redemption Option, related to the Company’s new unsecured junior subordinated notes.  At December 31, 2009, the Company had liquidity of approximately $17.4 million.  The Company defines “liquidity” as the sum of cash and cash equivalents, restricted cash – due from title companies, marketable securities and net borrowing base availability.  The Company is not able to provide a reasonable estimate of net income for the quarter ended December 31, 2009 at this time due to the above noted resource constraints.  The Company’s estimates that it will record inventory impairments of approximately $75.0 million for its fourth fiscal quarter ended June 30, 2009, versus inventory impairments of $20.0 million as of the fiscal quarter ended June 30, 2008.  The impairments have not yet been approved by the Company’s Board of Directors nor have the Company outside auditors completed their review of the impairment.  Further, as the attention of the Company’s senior management has been focused on matters relating to its Credit Facility and other strategic alternatives, the Company has not yet been able to adequately review the inventory impairment charges to be recorded, if any,  for either the fiscal quarter ending on September 30, 2009 or on December 31, 2009.

The Company believes that without a Credit Facility maturity extension and other necessary modifications, or securing alternative financing in the event it does not obtain such a Credit Facility maturity extension and other necessary modifications, the Company’s external auditors will issue an opinion with an explanatory paragraph on the Company’s financial statements as there would be substantial doubt about the Company’s ability to continue as a going concern.

ORLEANS HOMEBUILDERS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 17, 2010	By	/s/ Garry P. Herdler
Name: Garry P. Herdler
Title: Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).